January 29, 2010

BY  EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 4631
Washington, DC 20549
Attention: Ms. Pamela Long, Assistant Director

RE:         American Woodmark Corporation, File No. 000-14798

    Form 10-K for the fiscal year ended April 30, 2009
    Definitive Proxy Statement on Schedule 14A
    Form 10-Q for the quarter ended October 31, 2009

Dear Ms. Long:

This letter is in response to the letter from the Staff of the Securities and Exchange Commission dated January 19, 2010 and received by facsimile on the same date.  American Woodmark Corporation (the Company) understands and shares the SEC’s goal of adequate and accurate disclosures of pertinent financial information.  Contained below are the comments contained in your letter, followed by the Company’s responses.

Definitive Proxy Statement on Schedule 14A filed on June 30, 2009

Compensation Discussion and Analysis, Page 9
Annual Cash Bonus, page 11

1.
Staff Comment: In future filings, please disclose more detailed information regarding your annual cash bonus program. Specifically, please disclose the predetermined threshold level of net income you require before any annual cash bonuses are paid out. Please further explain, in both quantitative and qualitative terms, the difference between “superior performance” and targeted performance levels so that the reader can fully understand the distinctions you make between past and current performance goals. Also, please disclose the net income target levels for 2007, 2008 and 2009 as well as the actual net income achieved during those years. Please show us what these disclosures will look like. Please refer to Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the information would result in competitive harm such that you may omit the information under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your conclusion. Please refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website.

Company Response:  Per your request, the Company will provide a disclosure similar to the following in future filings:

On an annual basis, the Compensation Committee establishes bonus targets based on a variety of factors including progress towards critical elements of the Company’s long term strategy, prior year performance, and the external economic environment.  As a result, annual bonus targets vary from fiscal year to fiscal year.  The annual performance goals for each of the years listed below represented the expected range of Company net income across three levels of performance:

•	“threshold” representing minimal performance in order to qualify for any annual bonus payout,
•	“target” representing performance consistent with expectations to qualify for a payout of 60% of potential, and
•	“maximum” representing superior performance exceeding expectations.

Annual bonus goals for threshold, target, and maximum, as well as actual net income achieved, are listed below. The 2009 actual net income represents the Company’s reported net loss of $3.2 million, excluding restructuring charges net of income tax benefit of $6.0 million.
	Net Income Goals
Fiscal Year	Threshold	Target	Maximum	Actual
2007	$25.7	$32.7	$38.7	$32.6
2008	$22.0	$30.0	$36.0	$4.3
2009	$0.0	$10.0	$20.0	$2.8

2.
Staff Comment: We note your disclosure in footnote 1 of the Grants of Plan-Based Awards in Fiscal 2009 on page 16. We also note your disclosure in the last paragraph on page 19. In future filings, please disclose in this section the performance objectives triggering a target payout and the performance objectives that trigger a maximum payout under the annual bonus program for each named executive officer. Please show us how you plan to disclose this information in the future.

Company Response:  As indicated in the response to the previous Staff Comment, this data will be included in future filings in the description of the Annual Cash Bonus in the Elements of Compensation section.  These future filings will include a revision of the verbiage in this footnote 1 to include a cross reference to the new table to be included in the description of the Annual Cash Bonus section, as follows:

The amounts displayed in these columns reflect the threshold, target and maximum payouts under the fiscal year 2009 Annual Cash Bonus program.  For Messrs. Gosa and Guichard, the Company’s attainment of its net income goal was the only determinant of the amount of bonus paid to these Named Executive Officers. For Mr. Gosa, the potential bonus payments ranged from 0% to 50% of his 2009 base salary, with a target of 30%; for Mr. Guichard the range was from 0% to 150% of his 2009 annual base salary, with a target of 90%. For Messrs. Wolk and Dunston, the Company’s attainment of its net income goal determined 70% of the amounts potentially payable to these Named Executive Officers, with the remaining 30% of their potential bonus payments determined by achievement of their respective individual goals.  Messrs. Wolk and Dunston had potential bonus payments of from 0% to 100% of their respective base salaries, with a target of 60%.  The Company’s specific net income goals and the individual performance goals of Messrs. Wolk and Dunston for fiscal year 2009 are described in Compensation Discussion and Analysis on page 11, under the heading Annual Cash Bonus.

The last paragraph of page 19 describes the annual bonus component of the employment agreements for the Company’s Named Executive Officers (NEOs).  The wording of this paragraph will be modified in future filings to provide a cross reference to the table information provided in our response to Comment 1, as follows:

The four Named Executive Officers are entitled to participate in the Company’s annual incentive program with a total cash bonus opportunity of between:

•	0 percent and 150 percent of Mr. Guichard’s then current base salary,
•	0 percent and 50 percent of Mr. Gosa’s then current base salary, and
•	0 percent and 100 percent of Mr. Wolk’s and Mr. Dunston’s respective then current base salaries.

In each case, the actual amount of bonus paid is related to achievement of the performance objectives established by the Compensation Committee at the beginning of the fiscal year.  For Messrs. Guichard and Gosa, these bonuses are entirely dependent upon the Company’s attainment of its net income goal in relation to the specific targets established by the Compensation Committee.  The Company’s net income targets for fiscal year 2009 are described in Compensation Discussion and Analysis on page 11 under the heading Annual Cash Bonus.  For Messrs. Wolk and Dunston, these bonuses depend upon the Company’s attainment of its net income goal (70% of the total bonus potential) and upon the attainment of their individual goals described in that section (30% of the total bonus potential).

3.
Staff Comment: In future filings, please disclose in both quantitative and qualitative terms the respective organizational and individual goals Messrs. Wolk and Dunston must attain to receive the 30% portion of their annual cash bonus amounts. Please further disclose how you determine whether the entire 30% is awarded for each named executive officer, including a discussion of any particular weighting you assign to each organizational or individual goal. See Item 402(b)(2)(vii) of Regulation S-K. Please show us how you plan to disclose this information in the future.

Company Response:  The Company will expand its discussion of the individual goals for Messrs. Wolk and Dunston in future filings  as follows:

Both Messrs. Wolk and Dunston are leaders of different functional and operational areas of the Company’s business.  As part of the Company Leadership Team, they each report directly to Mr. Guichard, who develops objectives that both individuals are expected to achieve, and against which their performance is assessed. These objectives and performance assessments are reviewed and approved by the Compensation Committee each year.  The Compensation Committee makes a determination of the bonus earned, in its discretion, with the assistance of Mr. Guichard, based on a combination of quantitative and qualitative measurements developed to assess achievement.  No particular weighting is given to any one individual performance goal. In assessing each executive’s performance, the Compensation Committee considers the entirety of the executive’s performance.

As the leader of the Company’s finance and information technology organizations, Mr. Wolk shares the same net income and Company performance objectives as Mr. Guichard.  His strategic and operational goals include objectives relating to operational and business support, controllership, cash flow management, financial flexibility, and management information systems.

As the leader of the Company’s manufacturing and logistics operations, Mr. Dunston shares the same net income and Company performance objectives as Mr. Guichard.  His strategic and operational goals include objectives relating to operational performance including safety, quality, delivery and cost and to the overall effectiveness of the Company’s supply chain.

4.
Staff Comment:  You refer to both “earnings” and “net income” to describe the company performance targets used in fiscal years 2006, 2007, 2008 and 2009.  Please tell us whether you are using these terms interchangeably to refer to the same performance metric.  Please revise future filings accordingly as necessary to provide clarity in this regard.

Company Response:  The Company has used the terms “net income” and “earnings” interchangeably.  The Company will use “net income” to describe this performance measure in future filings.

Shareholder Value Units, page 12

5.
Staff Comment:  We note your disclosure in footnote 2 of the Grants of Plan-Based Awards in fiscal 2009 on page 16.  In future filings, please disclose in this section the factors or performance targets triggering threshold, target and maximum payouts under the shareholder value plan for each named executive officer. Please show us how you plan to disclose this information in the future.

Company Response: The footnote presently contains a cross reference to a detailed description of the Shareholder Value Plan on page 12.  In future filings, we will provide in this footnote an enhanced description of the triggers for performance attainment for this award category, as follows:

These columns reflect the potential future payouts for each Named Executive Officer under the 2009-2011 Shareholder Value Plan if the threshold, target, or maximum goals are satisfied. As described more fully in the “Shareholder Value Units” section of Compensation Discussion & Analysis on page 12, this Plan provides participants the right to receive incentive payments when the total return to the Company’s shareholders equals or exceeds the total return for a representative index of peer companies.  The potential payouts are based entirely upon the Company’s performance, and therefore, are completely at risk. Payments are made at the threshold level only if the Company’s total shareholder return is at least equal to that of the index. If the Company’s total shareholder return exceeds that of the index, then payments are made at increasing levels up to the maximum level, based upon a predetermined comparative scale. No Shareholder Value Plan award payments were made in fiscal year 2009 because the threshold target was not achieved.

In addition, in future filings the Company will add a new fourth paragraph to the Shareholder Value Units section of Compensation, Discussion & Analysis on page 12, as follows:

During fiscal year 2009, Mr. Guichard was awarded 165 units, Mr. Wolk was awarded 56 units, and Mr. Dunston was awarded 59 units. The determination as to what if any amount will be paid with respect to these awards will be made based upon a comparison of the total shareholder return of the Company’s stock against the net change in the Russell 2000 Index over the performance period from May 2008 to April 2011. If the total shareholder return of the Company’s stock is less than that of the Russell 2000 Index over this period, then there will be no payments made with respect to these awards. If during this performance period the total shareholder return from the Company’s stock equals that of the Russell 2000 Index, then the Plan participants will be paid at a value of $500 per unit, and for example, Mr. Guichard would realize a payment of $82,500. If the total shareholder return of the Company’s stock exceeds that of the Russell 2000 Index by at least 20 percentage points, then participants will receive the maximum value of $3,000 per unit. If the Company’s total shareholder return exceeds the Russell 2000 Index performance during this performance period by less than 20 percentage points, then participants will receive a value of from $500 to $3,000 per unit, based upon a predetermined scale.

Employment Agreements and Post-Employment Compensation Agreements, page 19

6.
Staff Comment:  We note your disclosure in the first paragraph on page 20. In future filings, please explain why you determined to provide a longer severance pay period and a greater bonus payment percentage with respect to Mr. Guichard. See Item 402(j)(3) of Regulation S-K.

Company Response: The Company will provide disclosure in future filings that addresses the Staff’s comment. The employment agreements granted to our NEOs were approved by the Company’s Compensation Committee to enhance the Company’s ability to attract and retain these individuals and provide the Company with continuity in the event of a change in control. In developing the parameters of these agreements, the Compensation Committee utilized an independent compensation consultant and an analysis of peer companies.  The Committee established these agreements with a goal of providing terms that are representative of the competitive market for like positions.  Mr. Guichard’s employment agreement includes a longer severance period and a greater bonus payment percentage due to the greater span of control, accountability and ability to impact the Company’s performance inherent in Mr. Guichard’s role as Chief Executive Officer.

Certain Transactions, page 27

7.	Staff Comment: In future filings, please disclose whether your policies and procedures for the review and approval of related party transactions are in writing.

Company Response: The Company will provide disclosure in future filings that addresses the Staff’s comment. The Company supplementally confirms that it has written policies concerning related party transactions and potential conflicts of interests. These policies describe the types of transactions and relationships that may be in conflict with these policies.  All officers and directors, as well as employees who exercise substantial discretionary authority in the performance of their duties are required to complete an annual questionnaire describing any potential conflicts of interest and certify their compliance with the Company’s policies. These responses are reviewed by the Company’s Audit Committee. As required by their respective charters, both the Company’s Audit Committee and its Nominating and Governance Committee each have responsibility to review all related party transactions.

Form 10-Q for the quarter ended October 31, 2009
Liquidity and Capital Resources, page 16

8.
Staff Comment:  We note your disclosure in the second paragraph that you recently terminated the Amended and Restated Credit Agreement with Bank of America, N.A. and entered into a revolving credit agreement with Wells Fargo Bank, N.A. in December 2009. In future filings, please disclose whether you are in compliance with the material financial covenants in the new credit agreement as well as any other material financial covenants contained in other loan agreements. For any material financial covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This disclosure will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts.

Company Response:  The Company will provide disclosure in future filings that addresses the Staff’s comment.

With respect to the Staff’s letter and the Company’s filings referenced therein, American Woodmark Corporation acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, please do not hesitate to call me at (540) 665-9100.

Sincerely,

/s/ Jonathan H. Wolk
Jonathan H. Wolk
Vice President and Chief Financial Officer